Exhibit 99.12

NICE First to Achieve Microsoft Teams Certification for Unified
Communications Recording, Enabling Digital Transformation of Financial
Services Organizations

Microsoft certification and new Azure IP Co-Sell Ready status means firms can entrust NICE for for all types of Microsoft Teams unified communications capture and analysis

Hoboken, N.J., October 29, 2020 – NICE (NASDAQ: NICE), a leading provider of financial communication compliance solutions, today announced that its NICE Trading Recording System (NTR) is first to market for compliance recording solutions to be certified under the Microsoft Teams certification program. NTR is the first solution to receive its certification under the program. The certification assures financial services organizations (FSOs) that NTR has been tested and verified to provide the quality, compatibility and reliability they’ve come to expect from Teams. NTR provides complete recording coverage for all Microsoft Teams communications, including voice, video, chat and screen sharing, leveraging the Microsoft Azure secure cloud for application hosting, and compliant capture and archiving of regulated employee communications.

To be certified under the Microsoft Teams program for compliance recording, companies must go through a rigorous certification process focused on five core areas: functional use case testing, and validation of the operating framework, security and compliance, operations and support, and sales and marketing go-to-market strategy.

Chris Wooten, Executive Vice President, NICE, stated, “We’re thrilled to be one of the first-to-market with a certified recording solution for Microsoft Teams, and it couldn’t come at a better time. Unified communication and collaboration platforms like Microsoft Teams are transforming the way millions of people work every day. In the current environment, the adoption of unified communications is growing fast, even in heavily regulated environments like financial services where there are compliance implications. This certification means firms can put their trust in NICE and NTR for complete compliance recording coverage for all types of Teams communications, from audio and video, to screen sharing and chat.”

In addition to receiving Microsoft Teams certification, NTR also recently achieved Microsoft Azure IP ‘Co-Sell Ready status’ under the Microsoft Azure IP Co-Sell Program, an initiative designed to offer eligible partners the unique opportunity to reach more customers and accelerate revenue through Microsoft’s cloud storefronts. IP Azure Co-Sell Ready means that NTR can now be offered through Microsoft AppSource and the Azure Marketplace, and collaboratively sold through Microsoft sales and partner channels, further extending the value of Microsoft Teams and compliance recording to trading and other regulated environments.

Mike Ammerlaan, Director of Office 365 Ecosystem Marketing at Microsoft Corp., said, “Partners are the growth engine for Microsoft and Microsoft is the growth engine for partners, and in this spirit, we’re excited to engage with NICE on both fronts – through the Microsoft Team Certification Program and through our Azure IP Co-Sell Program – to deliver much-needed capabilities to customers in the financial services sector to help them stay compliant.”

Offered as an on-premise or cloud solution (leveraging Microsoft Azure), the NICE Trading Recording System (NTR) is an all-in-one compliance-focused trade conversation recording platform used by most of the world’s leading banks and investment firms for recording and retaining trade conversations from turrets, desk phones, mobile phones, and unified communications platforms.

Learn More:
•	Microsoft’s certified compliance recording solutions can be found at Certified Partners.
•	Information on NICE’s Teams-certified NTR solution can be accessed through Microsoft AppSource or Microsoft’s One Commercial Partner GTM tool (OCP GTM).
•	Additional resources are also available on the NICE Microsoft Teams Omni-Channel Recording Resource Center here.

About NICE
NICE (Nasdaq: NICE) is the world's leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

NICE Corporate Media Contact
Cindy Morgan-Olson, 646-408-5896, cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.